Exhibit 99.140

Lori Thompson
Officer, Client Services
Telephone: 416.361.0930 ext.243
lthompson@equitytransfer.com
VIA ELECTRONIC TRANSMISSION
May 15, 2006
TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:
Dear Sir or Madam:

RE:	Blue Pearl Mining Ltd.
CUSIP;	09578T109
We confirm that the Interim Financial Statements for the first quarter and the three (3) months ended March 31, 2006, and the Management Discussion and Analysis for the quarter ended March 31, 2006, were mailed to those shareholders on the supplemental mailing list on May 12, 2006.
Yours Truly,
EQUITY TRANSFER SERVICES INC.
Per:
Equity Transfer Services Inc. 120 Adelaide St. W,. Suite 420 Toronto, ON M5H 4C3 T: 416.361.0152 P: 416.361.0470